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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 30, 1998

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-3034

                          NORTHERN STATES POWER COMPANY

                          EMPLOYEE STOCK OWNERSHIP PLAN

                  NORTHERN STATES POWER COMPANY (the "Company")

                                414 NICOLLET MALL
                          MINNEAPOLIS, MINNESOTA 55401

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


                          NORTHERN STATES POWER COMPANY
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                    ---------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


ASSETS:                                                            December 30, 1998        December 30, 1997
                                                                 ----------------------    ---------------------
  Noninterest-bearing cash                                                          $1                       $2
  Receivables:
    Participant contributions                                                    2,437                    2,361
    Dividends and interest                                                   4,094,137                3,961,510

  General investments:
    Interest-bearing cash                                                        2,952                    7,730

  Employer-related investments:
    Investment in Northern States Power Company
    common stock                                                           317,884,185              327,286,014
                                                                 ----------------------    ---------------------
            TOTAL ASSETS                                                   321,983,712              331,257,617
                                                                 ----------------------    ---------------------

LIABILITIES:

  Loans and interest payable to Northern States Power
  Company                                                                   18,705,184               10,660,759
                                                                 ----------------------    ---------------------
            TOTAL LIABILITIES                                               18,705,184               10,660,759
                                                                 ======================    =====================
            NET ASSETS AVAILABLE FOR PLAN BENEFITS                        $303,278,528             $320,596,858
                                                                 ======================    =====================


See accompanying notes to financial statements.

                          NORTHERN STATES POWER COMPANY
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                    ---------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                                Year Ended
INCOME:                                                                                       December 30, 1998
                                                                                           ---------------------
  Contributions:
    Employers                                                                                        $4,322,457
    Participants                                                                                         27,086
                                                                                           ---------------------
      Total contributions                                                                             4,349,543

  Earnings on investments:
    Interest-bearing cash                                                                                 8,169

 Dividends:
   Northern States Power Company common stock                                                        16,355,809

  Net gain on sale of assets:
    Aggregate proceeds                                                                               20,644,952
    Aggregate carrying amount                                                                        11,816,920
                                                                                           ---------------------
      Total net gain on sale of assets                                                                8,828,032

  Unrealized appreciation (depreciation) of assets                                                  (25,172,111)
                                                                                           ---------------------
            TOTAL INCOME                                                                              4,369,442
                                                                                           ---------------------

EXPENSES:

  Benefit payments made directly to participants
    or beneficiaries                                                                                 20,635,058
  Interest expense                                                                                    1,042,835
  Administrative and other                                                                                9,879
                                                                                           ---------------------
            TOTAL EXPENSES                                                                           21,687,772
                                                                                           ---------------------
            NET DECREASE IN PLAN ASSETS                                                             (17,318,330)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                                                               320,596,858
                                                                                           ---------------------
    End of year                                                                                    $303,278,528
                                                                                           =====================


See accompanying notes to financial statements.

                          NORTHERN STATES POWER COMPANY
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (EIN: 41-0448030 PN: 002)

                                 --------------

                          NOTES TO FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       INVESTMENTS - Substantially all investments of the Northern States Power Company Employee Stock Ownership Plan (the "Plan") consist of common stock of Northern States Power Company (Minnesota) (the "Company") and are carried at fair value. The Plan recognizes unrealized appreciation or depreciation in the market value of Company shares, which is determined using the year-end closing market price. Realized appreciation or depreciation is recognized by the Plan upon distribution of individual account balances to participants or beneficiaries. The cost of stock distributed is determined on the average cost basis.

       USE OF ESTIMATES - In recording transactions and balances resulting from Plan activity, the Plan uses estimates based on the best information available. Estimates are used for such items as interest and dividends receivable. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, Plan operating results can be affected by revisions to prior estimates.

       RISKS AND UNCERTAINTIES - Because the Plan's assets and income sources are concentrated largely in Company common stock, changes in the values of Company stock could occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

       OTHER - The Plan follows the accrual basis of accounting. Most administrative expenses of the Plan are paid by the Company or its subsidiaries, except that terminating participants who, at their election, desire an early and additional distribution of their accounts are charged a fee by the Company to partially offset the added administrative cost for two distributions.

2.     PLAN DESCRIPTION

       The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

       GENERAL - Adopted in 1975, the Plan is a defined contribution employee benefit plan which provides eligible employees of the Company and its participating subsidiaries (collectively the "Companies") with the opportunity to acquire ownership of common stock of the Company, without reduction in pay or other benefits. Eligible participants may purchase additional Company common stock under the Plan by making after-tax contributions. The Plan covers substantially all of the employees of the Companies.

       FUNDING - Assets of the Plan are maintained in a trust. The Companies can make contributions to the Plan at their discretion. Generally, the Company makes contributions (on behalf of the Companies) to the extent that tax savings are realized by the Companies as a result of the use of the dividends received by the Plan to repay loans, as discussed below. Shares purchased with contributions made by the Company are allocated

NORTHERN STATES POWER COMPANY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)

       to the eligible active participants' accounts in the proportion that the participants' covered compensation bears to the covered compensation of all eligible participants, excluding compensation in excess of $200,000, as limited under the Internal Revenue Code 401(a)(17). Since 1977, the Plan has also provided for voluntary savings contributions to be made by eligible employees through payroll deductions which are not matched by the Companies under current Plan provisions.

       BENEFITS - Each participant is fully vested in all of the common stock allocated to the participant's account. Participant accounts can be distributed to participants in the plan year following retirement or other termination of employment with the Companies. Qualifying participants may accelerate or delay distribution after termination of employment. The Plan also permits limited in-service withdrawals of amounts attributable to employee contributions, but some withdrawals are available only to satisfy qualifying hardships.

       LOANS - The Plan is designed so that loans may be taken out by the Plan and the proceeds used to purchase shares of Company common stock. (See
       Note 6 for further discussion of Plan loans.) Dividends received for unallocated shares and for certain shares allocated to active participants are used to repay the loans. As the dividends for shares allocated to participant accounts are applied to the loan, the shares purchased with the loan proceeds are allocated to the individual accounts of the active participants whose dividends were used, as though the dividends were used to purchase stock on the open market, but at the price per share of the shares acquired with the loan proceeds, if that price is lower than the current market price. Dividends are applied to loan repayments before any contributions by the Companies are applied.

       PLAN TERMINATION - There is no specified term for the Plan, and the Employer has not expressed any intent to terminate the Plan. However, the employer may terminate the Plan at any time in accordance with the provisions of ERISA.

3.    FEDERAL INCOME TAX

      The Plan has been determined by the Internal Revenue Service (IRS) to be a qualified plan under Section 401(a) of the Internal Revenue Code (the
      Code). As a result, any income earned by the Plan is exempt from federal income tax. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code to maintain compliance with Section 401(a). In September 1995, the Company received a favorable determination letter from the IRS reaffirming the Plan's status as a qualified plan under section 401(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan's Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      As long as the Plan remains a qualified plan, participants are not subject to income tax on amounts contributed by the Companies or any income received by the Plan until a distribution is received from the Plan. Participants may not claim a deduction on their Federal income tax return for any employee contributions. Distributions in excess of the participant's contributions will usually be taxed as ordinary income. However, if common stock is distributed, the portion of the value representing unrealized appreciation while held in the Plan, may not, under certain circumstances, be subject to immediate tax. Participants of age 50 or older as of January 1, 1986 may elect 10-year averaging at pre-1987 income tax rates or 5-year averaging at current rates. Through tax year 1999, other participants may elect a one time only 5-year averaging option for lump sum distributions received after the participant attains age 59 1/2.

NORTHERN STATES POWER COMPANY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)

4.    CHANGES IN UNREALIZED APPRECIATION (DEPRECIATION) OF COMPANY COMMON STOCK


                                                                                                      Unrealized
                                                             Fair Value              Cost            Appreciation
                                                            -------------        ------------       -------------
      Balance, December 30, 1997                            $327,286,014         $183,803,175       $143,482,839
      Net Change - Increase (Decrease)                        (9,401,829)          15,770,282        (25,172,111)
                                                            -------------        ------------       -------------
      Balance, December 30, 1998                            $317,884,185         $199,573,457       $118,310,728
                                                            =============        ============       =============

      The fair value at December 30, 1998 and 1997 was $27 3/4 and $29 1/8 per share, respectively.


5.    ALLOCATION OF PLAN INVESTMENTS

      The Plan's cash investments are not allocated to participants. The Plan's investments in Company common stock were allocated to participants' accounts at December 30, 1998 and 1997 as follows:


                                                         1998                               1997
                                           ------------------------------     -------------------------------
                                              Allocated      Unallocated         Allocated       Unallocated
                                           ------------      -----------      ------------       ------------
      Number of Shares                       10,593,058          862,228        10,595,290           641,998
      Market Value                         $293,957,359      $23,926,826      $308,587,821       $18,698,193
      Cost                                 $176,577,641      $22,995,816      $168,769,632       $15,033,543


6.    RELATED PARTY TRANSACTIONS

      TRANSACTIONS WITH THE COMPANY - Common stock dividends relate solely to Company shares held by the Plan. Receivables include dividends on Company stock payable to the Plan of $4,094,077 and $3,961,510 at December 30, 1998 and 1997, respectively. Employer contributions for the 1998 plan year were based on tax savings realized by the Company.

      LOAN PAYABLE - In April 1998, September 1996 and March 1995, the Plan entered into respective $15,000,000 term loan agreements with the Company as permitted by the Trust Agreement between the Trustee and the Company. The proceeds of the loans were used to purchase the Company's common stock. The Company correspondingly obtained $15,000,000 in unsecured bank loans to finance the loans to the Plan on a long-term basis. The agreements with the Company provide for the Plan's loans to be repaid coincidentally with the Company's bank loans, in quarterly installments over approximately seven years. Loan payments in the amount of $7,030,313 and $7,037,454 were made during the years ended December 30, 1998 and 1997, respectively. The loans bear interest at a variable rate which is adjusted quarterly, based on changes in London Interbank Offered Rates (LIBOR). At December 30, 1998 the interest rate was 5.4% on the loan dated September 1996, 5.5% on the loan dated April 1995 and 5.4% on the loan dated April 1998.

NORTHERN STATES POWER COMPANY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      As required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, on the Plan's Form 5500 report the net asset amounts allocable to withdrawing participants are recorded as a liability based on benefit claims that have been processed and approved for payment prior to December 30 but have not yet been paid as of that date. As required by generally accepted accounting principles, on the accompanying financial statements such amounts are recorded as paid. At December 30, 1998 and 1997 there were no benefits payable to withdrawing participants.

8.       COMMON STOCK SPLIT IN 1998

     On April 22, 1998, the Company's Board of Directors authorized a two-for-one stock spilt effective June 1, 1998 for shareholders of record on May 18, 1998. All per share amounts and number of common shares have been adjusted to reflect the two-for-one stock split.

NORTHERN STATES POWER COMPANY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 30, 1998


 IDENTITY OF ISSUE                  DESCRIPTION OF INVESTMENT            COST             CURRENT VALUE
*Northern States Power              Common Stock-Par $2.50            $199,573,457        $317,884,185
  Company

*Party in interest to the  Plan.

First Bank N.A.                     First American Institutional
                                       Money Fund                         2,952               2,952
                                                                          -----              ------

                                                                      $199,576,409        $317,887,137


NORTHERN STATES POWER COMPANY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS



(a) Identity of Party          (b) Description             (c) Purchase       (d) Selling     (h) Current       (i) Net Gain
             Involved          of Transaction                  Price               Price           Value            or (loss)
            ---------          ---------------             ----------------   --------------  -----------       ----------------
SERIES OF TRANSACTIONS - SECURITY OF THE SAME ISSUE

Northern States                Purchases and sales of
Power Company                  Northern States Power
Common Stock                   Company Common Stock
                               by the Plan                    $27,587,201         $9,894                               $3,820

First Bank N.A.                Purchases and sales of
                               First American
                               Institutional Money Fund       $11,520,430    $11,525,208

SERIES OF TRANSACTIONS - SAME PERSON

Northern States                Northern States Power Co.
Power Company                  Common Stock Dividends,
                               Employer Contribution, and
                               Purchase of Common Stock
                               from Northern States Power
                               Company                                                                             $48,255,567

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Northern States Power Company
Employee Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northern States Power Company Employee Stock Ownership Plan (the Plan) at December 30, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information provided in Items 27a and 27d is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental items have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota

June 17, 1999

                                    SIGNATURE

As permitted under Form 11-K rules, the Company's Employee Stock Ownership Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company's Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Northern States Power Company
                                 Employee Stock Ownership Plan
                                 ------------------------------
                                        (Registrant)

                                 By         /s/
                                    ------------------------------------------
                                    E J McIntyre
                                    Vice President and Chief Financial Officer
June 28, 1999                       Northern States Power Company